Filed Pursuant to Rule 433
Registration No. 333-145055
Pricing Term Sheet
August 9, 2007
Schering-Plough Corporation
Common Shares
     The following information supplements the Preliminary Prospectus Supplement, dated August 2, 2007, filed pursuant to Rule 424(b)(3), Registration Statement No. 333-145055.

Issuer:	Schering-Plough Corporation

Title of securities:	Common shares

Shares issued:	50,000,000

Greenshoe option:	7,500,000 shares

Price to public:	$27.50 per share

Trade date:	August 9, 2007

Settlement date:	August 15, 2007

Concurrent offering of mandatory convertible preferred stock:	The Issuer priced its concurrent registered public offering of 10,000,000 shares of 6.00% Mandatory Convertible Preferred Stock (11,500,000 shares if the underwriters exercise their greenshoe option in full) at a price to the public of $250 per share.

Each share of the 6.00% Mandatory Convertible Preferred Stock has a liquidation preference of $250, plus accrued, cumulated and unpaid dividends. Unless earlier converted, each share of the 6.00% Mandatory Convertible Preferred Stock will automatically convert on August 13, 2010, into between 7.4206 and 9.0909 common shares, subject to anti-dilution adjustments.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526.